# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lifetime Brands, Inc., CIK 0000874396
CUSIP: 53222Q103
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 1000 Stewart Avenue, Garden City, New York (NY), 11530
Date of event which requires filing of this statement: 06/16/2026
Filed by CIK 0001550729
Persons authorized to receive notices and communications: Mill Road Capital II, L.P., Attn: Thomas E. Lynch, 328 Pemberwick Road, Greenwich, Connecticut (CT), 06831, 203-987-3500; Peter M. Rosenblum, Esq., Foley Hoag LLP, 155 Seaport Blvd., Boston, Massachusetts (MA), 02210, 617-832-1000

## Reporting persons
- Mill Road Capital II, L.P. (CIK 0001550729): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,063,079; shared voting power 0; sole dispositive power 1,063,079; shared dispositive power 0; aggregate amount beneficially owned 1,063,079 (4.7% of the class)
- Mill Road Capital II GP LLC (CIK 0001550728): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 1,063,079; shared voting power 0; sole dispositive power 1,063,079; shared dispositive power 0; aggregate amount beneficially owned 1,063,079 (4.7% of the class)
- Thomas E. Lynch (CIK 0001244666): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,063,079; sole dispositive power 0; shared dispositive power 1,063,079; aggregate amount beneficially owned 1,063,079 (4.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Lifetime Brands, Inc.
Address of issuer's principal executive offices: 1000 Stewart Avenue, Garden City, New York (NY), 11530
Comment: This Amendment No. 13 to the joint statement on Schedule 13D with respect to the common stock, $0.01 par value (the "Common Stock"), of Lifetime Brands, Inc., a Delaware corporation (the "Issuer"), filed by the Reporting Persons (as defined below) on December 16, 2013, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on October 3, 2014, as amended by Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on March 23, 2015, as amended by Amendment No. 3 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on June 2, 2015, as amended by Amendment No. 4 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on September 16, 2015, as amended by Amendment No. 5 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on March 14, 2017, as amended by Amendment No. 6 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on March 14, 2017, as amended by Amendment No. 7 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on March 12, 2018, as amended by Amendment No. 8 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on October 16, 2020, as amended by Amendment No. 9 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on November 13, 2020, as amended by Amendment No. 10 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on December 18, 2020, as amended by Amendment No. 11 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on May 25, 2021, and as amended by Amendment No. 12 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on October 19, 2021 (such joint statement, as so amended and as amended herein, the "Schedule 13D"), amends the Schedule 13D as follows:

## Item 2. Identity and Background
Name of person filing:
The first paragraph of paragraph (a) of Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

This joint statement on Schedule 13D is being filed by Mill Road Capital II, L.P., a Delaware limited partnership (the "Fund"), Mill Road Capital II GP LLC, a Delaware limited liability company (the "GP"), and Thomas E. Lynch. Each of the foregoing is referred to in this Schedule 13D as a "Reporting Person" and, collectively, as the "Reporting Persons." Mr. Lynch, Deven Petito and Eric Yanagi are the Management Committee Directors of the GP and, in this capacity, are referred to in this Schedule 13D as the "Managers." The GP is the sole general partner of the Fund.
Residence or business address:
Paragraph (b) of Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

The business address of Mr. Lynch, Mr. Petito and Mr. Yanagi, and the address of the principal business and the principal office of the Fund and the GP, is 334 Pemberwick Road, Second Floor, Greenwich, CT 06831.
Present principal occupation or employment:
Paragraph (c) of Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:
The principal business of the GP is acting as the sole general partner of the Fund. The principal business of the Fund is investing in securities. The present principal occupation or employment of each Manager is as a Management Committee Director of the GP and Mill Road Capital Management LLC, a Delaware limited liability company (the "Management Company"), which provides advisory and administrative services to the GP and the Fund. Mr. Lynch also serve as Chairman of the GP and the Management Company. The principal office of the Management Company is located at 334 Pemberwick Road, Second Floor, Greenwich, CT 06831.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D shall hereby be amended and restated in its entirety as follows:

The Reporting Persons have acquired beneficial ownership of an aggregate of 1,063,079 shares of Common Stock for $15,869,235 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraph (a) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person's cover page to this Schedule 13D, are based on a total of 22,855,008 shares of Common Stock issued and outstanding as of April 30, 2026, as reported in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2026. All of the share numbers reported herein are as of June 17, 2026, unless otherwise indicated. Each Reporting Person's cover page to this Schedule 13D is incorporated by reference into this Item 5(a) and Item 5(b).

Each of the Reporting Persons beneficially owns 1,063,079 shares of Common Stock, or approximately 4.7% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 1,063,079 shares of Common Stock, or approximately 4.7% of the outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Paragraph (b) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

The Fund directly holds, and thus has sole voting and dispositive power over, 1,063,079 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Fund, and Mr. Lynch has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares in his capacity as Chairman and Management Committee Director of the GP.
Transactions in the class effected during the past sixty days:
Paragraph (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

Except as otherwise described in this Schedule 13D, no Reporting Person, other than the Fund as set forth in the table below, effected any transaction in the Common Stock from April 18, 2026 (the date 60 days prior to the filing of this Schedule 13D) to June 17, 2026 (the "Reporting Period"):

Date of Sale Shares Sold (#) Sale Price per Share ($)
6/15/2026 1,382 $9.2930
6/16/2026 1,349 $9.2424

Except as otherwise described in this Schedule 13D, the above-listed transactions were conducted in the ordinary course of business on the open market for cash, and the sale prices do not reflect brokerage commissions paid.

In addition, during the Reporting Period, the Fund sold the Call Options described in Item 6, which is incorporated by reference into this Item 5(c).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: January 29, 2024

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D shall hereby be amended and restated in full as follows:

The table below lists the standard American-style, exchange-traded call options ("Call Options") sold by the Fund during the Reporting Period. The below listed transactions were conducted in the ordinary course of business on the open market for cash, and the sale prices does not reflect brokerage commissions paid.

Date of Sale Value per Underlying Shares Underlying Call Options' Strike Call Options'
Share at which Call Call Options (100s) Price per Share ($) Expiration Date
Options were Sold ($)

6/16/2026 $2.2899 798 $7.50 11/20/2026
6/17/2026 $2.2653 410 $7.50 11/20/2026

Each of these Call Options gives the option's counterparty the right (but not the obligation) to purchase from the Fund, on or before the option's expiration date, the number of shares of Common Stock underlying the option, at a purchase price per share equal to the option's strike price per share. If a Call Option is exercised on or before its expiration date, the Fund must deliver the shares of Common Stock underlying the option in exchange for the option's aggregate exercise price.

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Signatures
- Mill Road Capital II, L.P.: /s/ Thomas E. Lynch, Thomas E. Lynch, Chairman and Management Committee Director of Mill Road Capital II GP LLC, its General Partner (06/17/2026)
- Mill Road Capital II GP LLC: /s/ Thomas E. Lynch, Thomas E. Lynch, Chairman and Management Committee Director (06/17/2026)
- Thomas E. Lynch: /s/ Thomas E. Lynch, Thomas E. Lynch (06/17/2026)